

February 11, 2011

Carl Rubin
Chief Executive Officer
Ulta Salon, Cosmetics & Fragrance, Inc.
1000 Remington Blvd., Suite 120
Bolingbrook, Illinois 60440

> **Re:** **Ulta Salon, Cosmetics & Fragrance, Inc.**
> **Form 10-K for the fiscal year ended January 30, 2010**
> **Filed March 31, 2010**
> **Forms 10-Q for the periods ended May 1, 2010, July 31, 2010, and**
> **October 30, 2010**
> **Filed June 3, 2010, September 2, 2010, and December 2, 2010, respectively**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 7, 2010**
> **File No. 1-33764**

Dear Mr. Rubin:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief